[redacted]

SECUF 11023557 ISSION

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 23 2011
WASH. D.C.
189

OMB APPROVAL
OMB Number 3235-0123
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SEC FILE NUMBER
8-48755

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2010 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RYAN FINANCIAL, INC.

OFFICIAL USE ONLY

FIRM ID. NO.
39617

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

89 MAIN STREET
(No. and Street)

ANDOVER (CITY) MA (state) 01810 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TARA McDERMOTT 1-978-475-1500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tara McDermott (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ryan Financial, Inc., as of September 30, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

SEC MAIL PROCESSING
RECEIVED
NOV 2 3 2011
WASH. D.C. 189 SECTION

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Ryan Financial, Inc.
Andover, MA

In planning and performing my audit of the financial statements of Ryan Financial, Inc. for the year ended September 30, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures

are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation

of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
November 9, 2011

Ryan Financial, Inc.

Audited Financial Statements

For The Year Ended September 30, 2011

Contents

Index

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

To the Board of Directors
Ryan Financial, Inc.
Andover, MA

I have audited the accompanying statement of financial condition of Ryan Financial, Inc., as of September 30, 2011, and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ryan Financial, Inc. as of September 30, 2011 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.
November 9, 2011

Ryan Financial, Inc.
Statement of Financial Condition
September 30, 2011

Assets

Cash & cash equivalents	$ 5,246
Cash - restricted	37,739
Prepaid Fidelity Bond	197
Receivable from affiliate	109,839
Receivable from clearing brokers	12,132
	$ 165,153

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 2,964
Income taxes payable	4,153
	7,117
Stockholders' Equity	
Common stock, no par value	
Authorized 20,000 shares,	
Issued and outstanding 1,000 shares	10,000
Additional paid in capital	17,022
Retained Earnings	131,014
	158,036
	$ 165,153

See Accountant's Report & Accompanying Notes

Ryan Financial, Inc.
Statement of Income and Retained Earinings
For The Year Ended September 30, 2011

Revenues:	
Commissions and annuity income	$ 1,001,007
Interest income	4
	1,001,011
Expenses:	
Reimbursed Expenses (Schedule A)	933,750
Clearing fees and ticket charges	21,711
Regulatory expense	13,730
Other expenses	9,724
	978,915
Income before income taxes	22,096
Provision for income taxes	5,601
Net Income	16,495
Retained Earnings, beginning	114,519
Retained Earnings, ending	$ 131,014

See Accountant's Report and Accompanying Notes

Ryan Financial, Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended September 30, 2011

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance October 1, 2010	10,000	$10,000	$ 17,022	$ 114,519	$ 141,541
Net Income				16,495	16,495
Balance September 30, 2011	10,000	$ 10,000	$ 17,022	$ 131,014	$ 158,036

See Accountant's Report and Accompanying Notes

Ryan Financial, Inc.
Statement of Cash Flows
Twelve Months Ended September 30, 2011

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 16,495	
Adjustments		
Add:		
Due from Clearing Broker	417	
Commission Receivable	530	
Accrued Income Taxes	1,797	
Less:		
Cash Restricted	(4)	
Due from Affiliate	(17,529)	
Accounts Payable	(2,536)	
Cash from Operations		**(830)**
Cash Flows - Invested		
Investing Cash Flows		**0**
Cash Flows - Financing		
Financing Cash Flows		**0**
Cash Increase (Decrease)		**(830)**
Cash - Beginning of Year		
Cash	6,076	
Total Beginning of Year		**6,076**
Cash on Statement Date		**$ 5,246**

See Accountant's Report and Accompanying Notes

Schedule A
Ryan Financial, Inc.
Reimbursed Expenses
Year Ended September 30, 2011

Salaries and employment costs - officers	$ 790,118
Other employee compensation and benefits	71,989
Regulatory fees and expenses	18,718
Other expenses	52,925
Total	$ 933,750

See Accountant's Report and Accompanying Notes

Ryan Financial, Inc.
Notes to Financial Statements
For the Year Ended September 30, 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

On October 1, 1995, Ryan Financial, Inc.(the Company) was formed to engage in and carry on the business of a broker-dealer in Massachusetts. The Company's main office is in Andover, Massachusetts. The Comany primarily sells mutual funds and variable annuities and is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company receives commissions and trail fees from the sales of mutual funds and variable annuities.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilititties are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At September 30, 2011, the Company had approximately $0 in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Revenue Recognition

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $30,113 at September 30, 2011, which exceed required net capital of $5,000 by $25,113. The ratio of aggregate indebtedness to net capital at September 30, 2011 was .23 to 1.0.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

4. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transacation to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

4. FAIR VALUE (continued)

The fair value hierarchy prioritzes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liabilty, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2011.

Fair Value Measurements on a Recurring Basis
As of September 30, 2011

ASSETS	Level 1	Level 2	Level 3	Netting and Collateral	Total
Cash and securities segregated under federal and other regulations	$37,739	$ 0	$ 0	$ 0	$37,739
LIABILITIES	0	0	0	0	0
TOTALS	$37,739	$ 0	$ 0	$ 0	$37,739

5. RESTRICTED CASH

The Company is required to maintain a restricted reserve cash account with Raymond James & Associates, Inc. with a minimum balance of $25,000. As of September 30, 2011 the balance was $ 37,739.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 9, 2011, the date on which the financial statements were available to be issued.

7. INCOME TAXES

The current provision for income tax expense included in the statement of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, is as follows:

Federal	$ 3,024
State	2,577
	$ 5,601

The corporation files its tax returns as a member of a controlled group, a brother-sister group, with Ryan Financial Advisors, Inc.

Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns.

The Company recognizes the accrual of any interest and penalties related to any unrecognized tax benefits in income tax expense. No interest or penalties were recognized in fiscal year ended September 30, 2011.

The Company is no longer subject to federal or state tax examination by tax authorities for years before September 30, 2007.

8. CASH FLOWS

Cash paid for interest and income tax is as follows:

Interest	$ -
Income taxes	$ 1,514

9. RELATED PARTY TRANSACTIONS

The Company has a cost sharing agreement with its affiliate Ryan Financial Advisors, Inc. The Company and Ryan Financial Advisors, Inc. (affiliate) have common stockholders. Under the agreement there is an allocation of the payroll and overhead expenses between the two corporations. All commission and trail fee income is transferred to Ryan Financial Advisors, Inc. For the fiscal year ended September 30, 2011, approximately $951,279 was transferred to Ryan Financial Advisors, Inc. Under the cost sharing agreement, $933,750 was allocated to Ryan Financial, Inc. The balance due from affiliate at September 30, 2011 was $109,839.

SUPPLEMENTARY INFORMATION

Ryan Financial, Inc.
Schedule I
Computation of Net Capital
September 30, 2011

Net capital		
Total stockholders' equity		$ 158,036
Nonallowable assets		
Prepaid Fidelity Bond	197	
Receivable from affiliate	109,839	
Receivable from clearing broker	12,132	122,168
		35,868
Deductions and haircuts		
Haircuts	755	
Excess deductible on Fidelity bond	5,000	5,755
Net capital		30,113
Less: Capital requirement		5,000
Excess capital		$ 25,113
Aggregate indebtedness		$ 7,117
Ratio of aggregate indebtedness to net capital		.23 to 1.0

See Accountant's Report and Accompanying Notes

Ryan Financial, Inc.
Schedule II
Reconciliation of Audited vs. Unaudited Net Capital
September 30, 2011

Unaudited Net Capital	$ 34,266
Year End Income Tax Accrual Adjustment	(4,153)
Audited Net Capital	$ 30,113

See Accountant's Report and Accompanying Notes

Scedule III
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Ryan Financial, Inc.
As of 9/30/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only) __ 4550

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained

__ 4560

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) X 4570

Clearing Firm SEC#s	Name	Product Code
8- 10999 [4335A]	Raymond James & Assoc., Inc. [4335A2]	[4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335I]

D. (k) (3) Exempted by order of the Commission __ 4580

See Accountant's Report and Accompanying Notes

Ryan Financial, Inc.

Supplemental SIPC Report

September 30, 2011

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 23 2011
WASH, D.C.
189

Board of Directors
Ryan Financial, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Ryan Financial, Inc. for the fiscal year ended September 30, 2011. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;

2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period October 1, 2010 to September 30, 2011 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Ryan Financial, Inc. taken as a whole.

Harvey E Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
November 9, 2011

Ryan Financial, Inc.
Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Fiscal Year Ended September 30, 2011

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 0
Less Payments Made:			
	Date Paid	Amount	
		$	
Prior year overpayment applied			$ 150
Interest on late payment(s)			0
Total Assessment Balance and Interest Due			$ 0
Payment made with Form SIPC-7T			$ 0
Overpayment carried forward			$ 150

See Accountant's Report & Accompanying Notes

Ryan Financial, Inc.
Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Fiscal Year Ended September 30, 2011

Total revenue	$ 1,001,011
Additions:	
Total additions	$ 1,001,011
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	999,246
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	21,711
Net gain from securities in investment accounts	4
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other	0
Total deductions	$ 1,020,961
SIPC NET OPERATING REVENUES	($ 19,950)
GENERAL ASSESSMENT 0.0025	$ 0

See Accountant's Report & Accompanying Notes